EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 5, 2013

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2013 (three months ended September 30, 2013) are against results for the third quarter of 2012 (three months ended September 30, 2012). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this MD&A are not prescribed by IFRS, and are defined in the “Additional and Non-IFRS Financial Measures” section of this MD&A.

The following interim MD&A is as of November 5, 2013 and should be read in conjunction with the consolidated interim financial statements for the three and nine months ended September 30, 2013 and 2012 (the “Consolidated Financial Statements”), and the annual MD&A and financial statements for the year ended December 31, 2012 included in our 2012 Annual Report to Shareholders to which readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves this disclosure, pursuant to the authority delegated to it by the Board of Directors. No update is provided to the disclosure in our annual MD&A where an item is not material or there has been no material change from the discussion in our annual MD&A. In respect of Forward-Looking Statements, please refer to the section entitled “Forward-Looking Statements” after the “Outlook, Key Risks and Uncertainties” section of this MD&A.

The major assumptions made in preparing our fourth quarter guidance are outlined below and include but are not limited to:

•	North America weather patterns will support normal fall applications;

•	Wholesale realized selling prices through the fourth quarter of 2013 will approximate current benchmark prices except for selling prices on volumes already committed under programs;

•	North America Wholesale produced fertilizer sales volumes will approximate sales volumes in the same quarter of 2012;

•	North America Wholesale anticipated sales volumes are approximately 75 percent committed at fixed prices in the fourth quarter of 2013;

•	Utilization for Wholesale’s potash and phosphate facilities will average approximately 88 percent in the fourth quarter of 2013 compared to 86 percent in the same quarter of 2012;

•

Utilization for Wholesale’s North American nitrogen facilities will average approximately 75 percent in the fourth quarter of 2013 compared to 95 percent in the same quarter of 2012, due to outages at our Redwater and Carseland nitrogen facilities this year;

•	Retail North America fertilizer margin percentages will be higher than the 14 percent realized in the fourth quarter of 2012;

•	Retail North America chemical margin percentages will be lower than the 48 percent realized in the fourth quarter of 2012;

•	Retail North America fertilizer sales volumes will be slightly higher than in the same quarter of 2012;

•	The average NYMEX gas price will not deviate significantly from approximately $3.90 per MMBtu; and

•	Guidance issued excluding the fourth quarter effects of:

•	Share-based payments;

•	Gains or losses on foreign exchange and derivative hedge positions; and

•	Retail operating results for acquired Viterra assets and related integration costs and purchase price adjustments.

2013 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2013 third quarter consolidated net earnings (“net earnings”) were $76-million, or $0.52 diluted earnings per share, compared to net earnings of $129-million, or $0.80 diluted earnings per share, for the same quarter of 2012.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended September 30,				Nine months ended September 30,
and where noted)	2013	2012	Change	% Change	2013	2012	Change	% Change
Sales	2,869	2,832	37	1	13,109	13,175	(66)	(1)
Gross profit	641	739	(98)	(13)	3,079	3,375	(296)	(9)
Expenses	505	543	(38)	(7)	1,644	1,712	(68)	(4)
Earnings before finance costs and income taxes (“EBIT”)	136	196	(60)	(31)	1,435	1,663	(228)	(14)
Net earnings	76	129	(53)	(41)	964	1,144	(180)	(16)
Diluted earnings per share	0.52	0.80	(0.28)	(35)	6.50	7.21	(0.71)	(10)
Effective tax rate (%)	25	22	N/A	3	27	27	N/A	—

Sales

Sales increased by $37-million to $2.9-billion for the third quarter of 2013 and decreased $66-million to $13.1-billion for the first nine months of 2013 compared to the third quarter and first nine months of 2012, respectively. Factors that affected our performance during the third quarter of 2013 compared to the third quarter of 2012 include the following:

•

Retail sales increased by 15 percent to $2.1-billion as there was a return to a more regular seasonal crop input demand for the current quarter compared to the 2012 earlier spring season which shifted sales typically earned from the third quarter into the first half for crop nutrients and crop protection products. The increase was complemented by incremental sales from recently acquired Retail locations;

•

Wholesale sales decreased by 24 percent to $752-million due to lower realized sales prices across all products, lower urea sales volumes resulting from plant outages at our nitrogen facilities which lowered product available for sale and lower phosphate sales volumes; and

•	Advanced Technologies (“AAT”) sales decreased by 14 percent to $108-million largely due to lower Environmentally Smart Nitrogen (“ESN”) volumes and sales prices as a result of the soft urea market.

Gross Profit

Our gross profit for the third quarter of 2013 was $641-million, a decrease of $98-million compared to the third quarter of 2012. The main drivers of this variance consist of:

•

Wholesale’s gross profit decreased by $176-million to $123-million for the third quarter of 2013, compared to the third quarter of 2012 primarily as a result of weaker sales prices for urea, phosphate and potash coupled with lower sales volumes of urea and phosphate due to production outages and weaker market conditions; and

•

Retail’s gross profit increased by $73-million to $511-million for the third quarter of 2013, compared to the third quarter of 2012 as a result of increased crop protection sales volumes due to a return to regular seasonal demand compared to last year’s early spring season which shifted sales traditionally earned in the third quarter into the second quarter of 2012. In addition, there was an increase in gross profit on application services which is consistent with increased volumes in crop nutrients and crop protection products.

Expenses

Expenses decreased $38-million for the third quarter of 2013 compared to the third quarter of 2012. This difference is primarily a result of the following items:

•

A $74-million favorable change in share-based payments, with a $21-million share-based payments recovery in the current quarter compared to a $53-million charge in the same period last year (see section “Other” for further discussion); and

•

A $30-million decrease in other expenses included a favorable change related to environmental remediation and asset retirement obligation expenses incurred in the third quarter of 2012 of $49-million with no corresponding charge in the third quarter of 2013. This was partially reduced by a $12-million unfavorable change in other expenses caused by the recognition of an impairment in our investment in Hanfeng Evergreen Inc. (“Hanfeng”).

The above decreases were partially offset by:

•

An increase in Retail selling expenses of $48-million which was driven by increased sales activity this quarter and costs associated with Retail locations acquired in 2012 (see section “Retail” for further discussion); and

•	Decreased earnings of $32-million from Wholesale’s equity accounted investment in Argentina (see section “Wholesale” for further discussion).

The following table is a summary of our other expenses (income) for the third quarter and first nine months of 2013 and 2012, respectively.

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Realized loss (gain) on derivative financial instruments	12	2	(2)	26
Unrealized gain on derivative financial instruments	(10)	(3)	(14)	(17)
Interest income	(20)	(30)	(51)	(65)
Foreign exchange loss	1	3	27	14
Environmental remediation and asset retirement obligations	1	66	5	78
Bad debt (recovery) expense	(6)	6	20	30
Potash profit and capital tax	3	—	15	13
Other	35	2	45	2

	16	46	45	81

Effective Tax Rate

The effective tax rate was 25 percent for the third quarter compared to 22 percent for the same period last year due to an increase in income earned in higher taxed jurisdictions. The effective tax rate was 27 percent for the first nine months of 2013 and remained unchanged as compared to the same period last year.

Retail

Retail reported third quarter sales of $2.1-billion, an increase of 15 percent compared to sales of $1.8-billion reported in the same quarter last year. Gross profit was $511-million in the third quarter of 2013, a $73-million increase from last year’s third quarter. Similarly, Retail reported EBITDA of $147-million, up from $121-million reported in the third quarter of last year. Stronger year-over-year sales and gross profit results were evident across all products and services, despite lower average nutrient prices and margins this year. This was due to a more normal summer growing season in the U.S. relative to the drought conditions experienced in the same period last year and incremental sales from recently acquired Retail locations.

Crop nutrient sales were $654-million this quarter, compared to $634-million in the third quarter of 2012. A 14 percent increase in nutrient sales volumes in the quarter were largely offset by lower nutrient prices. Gross profit for crop nutrients was $116-million this quarter, an increase of $5-million compared to the $111-million reported in the third quarter of 2012. Total crop nutrient margins as a percentage of sales were 17.7 percent in the third quarter of 2013, just slightly higher than the 17.5 percent reported in the same quarter last year. However, per tonne nutrient margins were down 9 percent from the third quarter of 2012.

Crop protection sales were $1.1-billion in the third quarter of 2013, compared to $872-million in sales in the same period last year. The increase was driven primarily by greater sales volumes of fungicides and herbicides. Gross profit this quarter was $248-million, an increase of $46-million over the $202-million reported in the third quarter of 2012. This is attributable to increased volumes and a favorable product mix. Total crop protection margins as a percentage of sales were 23 percent this quarter, up slightly from the same period last year. 2013 year-to-date crop protection margins as a percentage of sales were 21 percent, on par with the same period last year.

Seed sales were $69-million in the third quarter of 2013, up 23 percent from the $56-million reported in the third quarter of last year. In North America, higher seed sales were partly due to the later spring planting season, which shifted some sales volumes into the third quarter. This particularly affected soybean sales volumes, as the delayed spring wheat harvest subsequently delayed the double crop planting of soybeans. Gross profit was $30-million this quarter, up from the $28-million reported last year. Seed margins as a percentage of sales were 43 percent in the third quarter of 2013, marginally lower from the same period for 2012. Year-to-date in 2013, seed sales are up 7 percent and margins are slightly higher at 18 percent than the same period last year.

Sales of merchandise in the third quarter of 2013 were $122-million, compared to $105-million in the same period last year. Gross profit for this product line was $19-million this quarter, compared to $17-million reported in the third quarter of 2012. The improvement is related to additional sales volumes in animal health and other livestock-related products in Australia.

Services and other sales were $205-million this quarter, compared to the $167-million reported in the third quarter of 2012. Gross profit was $98-million in the third quarter of 2013, compared to $80-million for the same period last year. These increases relate to a shift in earnings from the second quarter to the third quarter in North America and are consistent with the higher North American nutrient and crop protection sales volumes.

Selling expenses as a percentage of sales was 19.7 percent in the third quarter of 2013 which is down marginally from the 20 percent reported in the same period last year. Retail selling expenses were $416-million for the third quarter, compared to $368-million in the same period last year. The majority of this variance was due to increased costs resulting from recent acquisitions as well as an increase in variable people costs consistent with the higher sales and earnings in the third quarter.

Wholesale

Wholesale’s 2013 third quarter sales were $752-million, down $234-million from the same quarter last year. Gross profit was $123-million this quarter, compared to $299-million in the third quarter of 2012. Wholesale reported EBITDA of $130-million in the third quarter of 2013, down from the $348-million reported in the same period last year. Wholesale’s Adjusted EBITDA1 was $143-million this quarter, compared to $376-million reported in the same period last year. Wholesale EBIT this quarter was $198-million lower than in the third quarter of last year. Wholesale’s results this quarter were impacted by lower realized sales prices across all products, as well as lower phosphate and nitrogen sales volumes due to outages at our Carseland and Redwater nitrogen facilities in addition to slow market demand.

Nitrogen gross profit in the third quarter of 2013 was $76-million, compared to $215-million in the same quarter last year. Nitrogen sales volumes were 636,000 tonnes in the third quarter of 2013, down 183,000 tonnes from the same period last year, partly due to outages at our Carseland and Redwater nitrogen facilities. Realized sales prices for all nitrogen products were lower than the third quarter of last year, with urea realized sales prices down 23 percent, or $133 per tonne year-over-year. Nitrogen cost of product sold was $331 per tonne this quarter, compared to $255 per tonne reported in the third quarter of 2012. The increase was primarily due to expenses associated with the outages at our Carseland and Redwater facilities, which equated to approximately $35-million, and higher natural gas costs. Our average nitrogen gross margins were $119 per tonne this quarter, compared to $262 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $2.78/MMBtu this quarter ($3.16/MMBtu including the impact of realized losses on natural gas derivatives), compared to $2.46/MMBtu for the same period in 2012 ($2.72/MMBtu including the impact of realized losses on natural gas derivatives). Hedging gains or losses are included in other expenses and not cost of product sold, thus are not part of the calculation of gross profit. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2013 was $3.60/MMBtu, compared to $2.81/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.91/MMBtu discount to NYMEX in the third quarter of 2013, compared to the $0.62/MMBtu discount in the third quarter of 2012.

Potash gross profit for the third quarter of 2013 was $27-million, compared to $23-million reported in the same quarter last year. The increase was primarily driven by higher sales volumes and lower cost of production, partly offset by significantly lower sales prices. The increase in volumes and lower cost of production was a result of a return to a traditional two week turnaround at our Vanscoy facility in the third quarter, compared to last year’s eight week planned turnaround associated with our brownfield expansion project. International sales volumes were 84,000 tonnes this quarter, up from the 43,000 tonnes reported in the third quarter of last year, but below the previous three year average of 174,000 tonnes (2009-2011 period). Domestic sales volumes were 181,000 tonnes this quarter, compared to 117,000 tonnes in the third quarter of 2012 and above the previous three year average of 160,000 tonnes (2009-2011 period). The higher sales volumes were largely offset by a 31 percent reduction in realized sales prices compared to the prior year. Potash cost of product sold was $246 per tonne this quarter compared to $363 per tonne reported in the third quarter of 2012, due to the shorter turnaround this year. Gross margin was $103 per tonne in the third quarter of 2013, compared to the $140 per tonne in the same quarter of 2012.

Phosphate gross profit was $7-million in the third quarter of 2013, compared to $47-million in the same quarter last year. The decrease resulted from a combination of lower realized sales prices, higher cost of production and lower sales volumes due to weaker market conditions. Phosphate sales volumes this quarter were 192,000 tonnes, a 26 percent decline from the third quarter of last year, due to a slow start to the fall season. Realized phosphate sales prices were $633 per tonne this quarter, a $70 per tonne decrease from the $703 per tonne realized in the same quarter last year. Phosphate cost of product sold was $595 per tonne in the third quarter of 2013, an increase from $519 per tonne in the same period last year. The increase was primarily a result of higher rock costs associated with the switch to imported rock, as well as higher ammonia costs. Gross margin was $38 per tonne in the third quarter of 2013, compared to $184 per tonne in the same period last year.

Gross profit from ammonium sulfate and other was $12-million this quarter, a reduction of $5-million from the same period last year as a result of lower realized sales prices.

[1]	Adjusted EBITDA is defined as earnings (loss) before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures.

Product purchased for resale gross profit was $1-million this quarter, compared to a loss of $3-million in the third quarter of 2012.

Wholesale expenses in the third quarter of 2013 were $32-million, compared to $10-million in the third quarter of 2012. The higher net expense was primarily due to lower earnings from our equity investment in Argentina, as the Profertil S.A. (“Profertil”) facility faced lower global urea prices and an increase in gas supply interruptions this year. The facility experienced 57 days of downtime this quarter compared to 24 days in the third quarter of last year, which reduced production and tonnes available for sale as well as increased costs per tonne.

Advanced Technologies

AAT reported a quarterly gross profit of $12-million in the third quarter of 2013, a decrease of $16-million from the $28-million reported in the same period last year. EBITDA was a loss of $5-million in the third quarter, a $9-million decrease from the same period last year, including Courtright coating facility closure costs amounting to $5-million recorded in the third quarter of 2012. The lower year-over-year results were primarily due to weak ESN demand as a result of weak grower demand related to volatility in the agricultural and crop input markets and a later fall application season than last year.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2013 was a loss of $28-million, compared to a loss of $157-million for the third quarter of 2012. The favorable change was primarily driven by:

•

A $74-million favorable change in share-based payments, where there was a $21-million recovery in the third quarter of 2013 compared to a $53-million charge in the third quarter of 2012. This was largely caused by a depreciation of our share price during the third quarter of 2013 compared to an appreciation of our share price during the third quarter of 2012;

•

A $49-million favorable change in environmental remediation and asset retirement obligation expenses incurred in the third quarter of 2012 with no corresponding charge in the third quarter of 2013; and

•

A $21-million increase in gross profit for the three months at September 30, 2013 compared to the three months at September 30, 2012 which reflected less inter-segment inventory held in our Retail business unit not yet sold to external customers.

The above factors were partially offset by a $12-million impairment of our investment in Hanfeng.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2013 compared to December 31, 2012.

(millions of U.S. dollars, except as noted)	September 30, 2013	December 31, 2012	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	255	658	(403)	(61%)	See discussion under the section “Liquidity and Capital Resources”
Accounts receivable	2,982	2,224	758	34%	Increased Retail sales activities resulted in higher Retail trade and vendor rebates receivable partially offset by lower Wholesale receivables resulting from lower sales
Income taxes receivable	68	32	36	113%	Increased refunds expected in Canada and the U.S.
Inventories	2,845	3,094	(249)	(8%)	Decreased crop nutrients and seed attributed to the domestic seasonal sales cycle where inventory is highest at year end and the third quarter is lowest after seasonal sell-through
Advance on acquisition of Viterra Inc.	764	1,792	(1,028)	(57%)	Glencore International plc (“Glencore”) completed the sale of Viterra Inc.’s (“Viterra”) minority interest in the Medicine Hat nitrogen facility to CF Industries Holdings Inc., the proceeds of which were repaid to Agrium to reduce the advance
Prepaid expenses and deposits	185	740	(555)	(75%)	Drawdown of prepaid inventory where typically Retail prepays for product at year end and takes possession of inventory throughout the year coupled with lower fertilizer prepayments during the year as lower market prices negate the need for prepayment at fixed prices
Other current assets	103	—	103	N/A	Increase in marketable securities
Current liabilities
Short-term debt	792	1,314	(522)	(40%)	Repayment of short-term multi-jurisdictional facility partially offset by draws used for operations
Accounts payable	2,943	3,479	(536)	(15%)	Drawdown of customer prepayments during the year, where typically customers enter into prepay agreements during the fourth quarter ahead of the spring application season, offset by a combination of increased trade payables due to timing and accrued liabilities due to capital projects
Income taxes payable	—	137	(137)	(100%)	Final payment of the 2012 Canadian taxes made in the first quarter of 2013
Current portion of long-term debt	52	518	(466)	(90%)	Repayment of floating rate bank loans along with South American debt that matured in the first half of 2013, partially offset by reclassifications from long-term debt
Current portion of other provisions	76	108	(32)	(30%)	Legacy site environmental remediation liability reclassified to non-current based on updated spending projections

Working capital	3,339	2,984	355	12%

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2013	2012	Change
Cash provided by operating activities	543	1,097	(554)
Cash used in investing activities	(454)	(922)	468
Cash (used in) provided by financing activities	(470)	300	(770)
Effect of exchange rate changes on cash and cash equivalents	(22)	50	(72)

(Decrease) increase in cash and cash equivalents	(403)	525	(928)

The sources and uses of cash for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012 are summarized below:

Cash provided by operating activities – Drivers behind the $554-million source of cash decrease

Use of cash

•   $180-million decrease in consolidated net earnings.

•   $181-million decrease in non-cash items, resulting primarily from a change of $161-million in share-based payments coupled with an increase in deferred income taxes recovery of $40-million. This was offset by an increase in depreciation and amortization of $33-million and a decrease in earnings from associates and joint ventures of $30-million during the first nine months of 2013.

•   $217-million increase in non-cash working capital. The increase was primarily driven by a greater decrease in accounts payable offset by a lower increase in accounts receivable and greater decrease in prepaid expenses and deposits during the first nine months of 2013 versus the first nine months of 2012. The large decrease in payables for the year is due to the high customer prepayments payable and high capital projects accruals outstanding at the beginning of the year.

Cash used in investing activities – Drivers behind the $468-million use of cash decrease

Source of cash

•   $932-million increase provided from the repayment of the advance to Glencore.

•   $21-million decrease for acquisitions due to fewer Retail tuck-in acquisitions occurring during the first nine months of 2013 versus the first nine months of 2012.

•   $65-million increase for proceeds received on disposal of investments.

Use of cash	• $407-million increase in capital expenditures primarily related to the Vanscoy potash expansion project. • $141-million increase in investments purchased.

Cash (used in) provided by financing activities – Drivers behind the $770-million use of cash increase

Source of cash	• On May 28, 2013, we issued $500-million of 3.5 percent debentures due June 1, 2023 and $500-million of 4.9 percent debentures due June 1, 2043.

Use of cash

•   $886-million due to the repayment of $491-million in short-term debt during the first nine months of 2013 compared to cash provided by short-term debt of $395-million during the first nine months of 2012.

•   $520-million repayment of long-term debt during the first nine months of 2013.

•   $109-million increase in dividends paid during the first nine months of 2013 resulting from increasing the 2013 first quarter dividend to $0.50 per share from $0.225 per share in 2012. In addition, Agrium announced the declaration and payment of dividends on a quarterly basis starting in 2013, which resulted in doubling the cash outflow for the period.

•   $233-million increase for the purchase and cancellation of common shares under our normal course issuer bid during the first nine months of 2013.

Capital Expenditures

	Nine months ended September 30,
(millions of U.S. dollars)	2013	2012
Investing capital	856	475
Sustaining capital	391	365

Total	1,247	840

Our investing capital expenditures increased in the first nine months of 2013 compared to the first nine months of 2012 due to increased activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt at September 30, 2013 is summarized as follows:

(millions of U.S. dollars)	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2017	2,500	1,960	540
European facilities expiring 2013	353	159	194
South American facilities expiring 2013 – 2014	140	82	58

	2,993	2,201	792

Outstanding letters of credit		116

Remaining capacity available		2,085

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares at October 31, 2013 was approximately 144.5 million. At October 31, 2013, the number of shares issuable pursuant to stock options outstanding (issuable assuming full exercise, where each option granted can be exercised for one common share) was approximately nil.

SELECTED QUARTERLY INFORMATION *

(millions of U.S. dollars, except per share amounts)	2013 Q3	2013 Q2	2013 Q1	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4
Sales	2,869	7,016	3,224	3,157	2,832	6,772	3,571	3,177
Gross profit	641	1,722	716	987	739	1,851	785	1,045
Net earnings from continuing operations	76	747	141	354	129	860	155	327
Net earnings	76	747	141	354	129	860	155	193
Earnings per share from continuing operations
-basic	0.52	5.02	0.94	2.34	0.80	5.44	0.97	2.05
-diluted	0.52	5.02	0.94	2.34	0.80	5.44	0.97	2.04
Earnings per share
-basic	0.52	5.02	0.94	2.34	0.80	5.44	0.97	1.20
-diluted	0.52	5.02	0.94	2.34	0.80	5.44	0.97	1.20

*	2012 results have been restated to reflect the adoption of IFRS 11 Joint Arrangements requiring equity accounting for joint ventures. 2011 results have not been restated.

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete.

BUSINESS ACQUISITION

We acquired certain agri-products assets of Viterra from Glencore on October 1, 2013. The acquired assets include over 200 retail farm centers in Canada and Australia. We have engaged an independent valuation firm to assist us in determining the fair value of the assets acquired, liabilities assumed, including contingent liabilities and provisions, and related deferred income tax impacts. The valuation is in progress; however a provisional purchase price allocation is not yet available due to the inherent complexity of the valuations and the short time frame following the closing date. We expect the excess of the estimated fair value of the net assets acquired over the purchase price will result in a purchase gain in the three months ended December 31, 2013. Refer to note 4 of the Summarized Notes to the Consolidated Financial Statements for further information.

NORMAL COURSE ISSUER BID

On May 14, 2013, the Toronto Stock Exchange (“TSX”) accepted Agrium’s notice of intention to make a normal course issuer bid (“NCIB”) whereby Agrium may purchase up to 7,472,587 common shares on the TSX and New York Stock Exchange during the period from May 21, 2013 to May 20, 2014 with a daily purchase limit of 133,301 common shares on the TSX. During the nine months ended September 30, 2013, we purchased approximately 2.7 million shares at an average share price of $87 for total consideration of approximately $233-million under our NCIB. From October 1, 2013 to October 31, 2013, we purchased approximately 2.2 million shares at an average share price of $85 for total consideration of approximately $191-million. Refer to note 10 of the Summarized Notes to the Consolidated Financial Statements for further information.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA (earnings (loss) before finance costs, income taxes, depreciation and amortization) and Adjusted EBITDA (earnings (loss) before finance costs, income taxes, depreciation and amortization and before finance costs, income taxes, depreciation and amortization of joint ventures). We consider EBITDA and Adjusted EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA and Adjusted EBITDA are not recognized measures under IFRS, and our method of calculation may not be comparable to other companies. In addition, these measures should not be used as alternatives to earnings before finance costs and income taxes (“EBIT”) as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA and Adjusted EBITDA to EBIT:

	Three months ended September 30, 2013					Three months ended September 30, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	147	143	(5)	(28)	257	121	376	4	(157)	344
Equity accounted joint ventures:
Finance costs and income taxes	—	7	—	—	7	—	22	—	—	22
Depreciation and amortization	—	6	—	—	6	—	6	—	—	6

EBITDA	147	130	(5)	(28)	244	121	348	4	(157)	316
Depreciation and amortization	56	39	8	5	108	52	59	7	2	120

EBIT	91	91	(13)	(33)	136	69	289	(3)	(159)	196

	Nine months ended September 30, 2013					Nine months ended September 30, 2012
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
Adjusted EBITDA	791	1,052	25	(53)	1,815	827	1,424	26	(261)	2,016
Equity accounted joint ventures:
Finance costs and income taxes	—	21	—	—	21	—	25	—	—	25
Depreciation and amortization	—	9	—	—	9	—	11	—	—	11

EBITDA	791	1,022	25	(53)	1,785	827	1,388	26	(261)	1,980
Depreciation and amortization	166	151	22	11	350	145	142	20	10	317

EBIT	625	871	3	(64)	1,435	682	1,246	6	(271)	1,663

Supplemental Information 5, Selected Financial Measures, also provides certain ratios that are not recognized measures under IFRS and our method of calculation may not be comparable to that of other companies. Ratio definitions are provided in Supplemental Information 6, Accompanying Notes to Supplemental Information. Return on operating capital employed and return on capital employed presented in Supplemental Information 5 are measures classified as additional IFRS financial measures, where they reflect Consolidated Agrium. We consider these measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However, future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting judgments and estimates, refer to the section “Critical Accounting Judgments and Estimates” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report. Since the date of our 2012 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting judgments and estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2013, Agrium adopted IFRS 11 Joint Arrangements whereby the classification and accounting of our investment in Profertil and other joint arrangements previously accounted for using the proportionate consolidation method are accounted for using the equity method. 2012 figures have been restated and additional information has been provided in the Supplemental Information tables to display the results of our joint ventures. Adjusted EBITDA has been added to show our results before finance costs, income taxes, depreciation and amortization of our joint ventures. Refer to note 3 of the Summarized Notes to the Consolidated Financial Statements for further information.

For information regarding changes in accounting policies, refer to the section “Accounting Standards and Policy Changes Not Yet Implemented” of our 2012 annual Management’s Discussion and Analysis, which is contained in our 2012 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 74 – 77 in our 2012 Annual Report has not changed materially since December 31, 2012.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2012 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Global production of almost all major field crops is expected to increase in 2013/14, driven primarily by improved growing conditions in the U.S. and former Soviet Union. While official revisions to U.S. corn and soybean yields were not made in October due to the U.S. government shut-down, reports from the field indicate that yields are at or above expectations. In Western Canada, yields of almost all of the major crops are expected to break records this year. Stronger yields help offset the financial impact from lower crop prices and also increased nutrient removal, which are expected to support strong North American application rates in the 2013/14 fertilizer year. Crop nutrient costs are also more affordable than they have been over the recent past.

Strength in demand for crop protection products is expected to continue to be strong in the fourth quarter and into next spring. Growth in demand for crop protection products continues to be supported by increased use of alternative active ingredients to glyphosate in order to counter increased weed resistance to glyphosate, as well as the continued trend toward greater use of fungicides. As harvest wraps up, growers are evaluating 2013 yield results in order to make decisions on 2014 seed varieties.

Nitrogen prices have been relatively steady over the past couple of months at levels close to Chinese production costs. Nitrogen prices receive support given the Chinese urea low tax export season ended October 31, 2013 and Chinese export volumes in November and December are expected to be lower than they were in 2012. Indian urea import demand has been significantly higher than 2012 levels, driven by a favorable monsoon season. U.S. offshore urea imports were approximately 40 percent behind 2012 levels in the third quarter of 2013 while U.S. corn area is expected to decline in 2014, which may result in a 2 percent to 4 percent reduction in nitrogen demand this year. The net impact of these factors is an expectation for a higher pace of U.S. urea imports in the coming months to meet short-term demand.

The potash market has been impacted by significant market uncertainty throughout the third quarter, leading to reduced prices and cautious purchasing behavior that has extended into the fourth quarter in most international markets. Several factors contributed to the uncertainty, including the dissolution of the Belarusian Potash Company, the delay in second half Chinese supply agreements, and the timing of deliveries on Indian contract purchases. Global potash fundamentals remain challenging entering the fourth quarter of 2013 on continued elevated inventories and the expectation that the pace of Brazilian potash imports may decline given an expected reduction in the size of the second corn crop which is planted in January. The outlook for U.S. demand in the fourth quarter of 2013 is more positive as fall potash application rates are expected to be solid.

Phosphate prices declined throughout the third quarter of 2013, as buyers purchased product on a just-in-time basis and global market conditions are likely to remain under pressure in the fourth quarter. Indian demand has been a major source of uncertainty, as the devaluation of the Indian rupee and delayed government subsidy payments have been barriers to imports. While Brazilian DAP/MAP imports set a full-year record by the end of September, the pace of imports is expected to slow in the fourth quarter. However, U.S. phosphate application rates are expected to be supported by high crop yields and affordable nutrient prices.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” and “financial outlook” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; dividends and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the recently completed acquisition of the Agri-products business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizer Production Company nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. Furthermore, there are risks associated with our acquisition of the Agri-products business of Viterra, including: timing and costs of the associated integration of the retained Viterra business, the size and timing of expected synergies could be less favorable than anticipated; disruption from the acquisition making it more difficult to maintain relationships with customers, employees and suppliers; our efforts to integrate Viterra’s business into our existing business could result in the disruption of our ongoing business and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our guidance for the fourth quarter of 2013 included herein is to assist readers in understanding our expected and targeted financial results and this information may not be appropriate for other purposes.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this MD&A as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.